September 4, 2025

Douglas Polinsky
Chief Executive Officer
SUI Group Holdings Limited
1907 Wayzata Boulevard, Suite 205
Wayzata, MN 55391

       Re: SUI Group Holdings Limited
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 28, 2025
           File No. 333-289201
Dear Douglas Polinsky:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 18, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Digital Asset Purchase and Sale Agreement, page 4

1. We note your revised disclosure on pages 4 and 33 in response to prior comment 9.
       Please expand your description of the Digital Asset Purchase and Sale Agreement to
       disclose the amount of SUI you agreed to purchase from the Sui Foundation, a definition of the Closing Date, the term of the agreement, the termination provisions of the agreement and a description of the preemptive rights to purchase additional SUI tokens for a two year period after the Closing Date.
The SUI Strategy, page 31

2. Refer to your response to prior comment 2. Please disclose whether you have received the Sui Foundation's approval to stake the SUI purchased pursuant to the Digital Asset
 September 4, 2025
Page 2

      Purchase and Sale Agreement, and, to the extent that you have begun to stake SUI, please disclose the percentage of your SUI holdings that are currently staked. Please also disclose the percentage you plan to stake going forward. In addition, please disclose the identities of your Staking Service Providers, disclose the material terms of your agreements with the Staking Service Providers, and include the agreements as exhibits to your registration statement if required by Item 601 of Regulation S-K. In addition, with a view towards revised disclosure, please tell us how you estimate that you will earn approximately 2.2% of the amount of staked SUI per year if "[t]he amount of SUI [you] receive as reward for [your] staking activity can vary significantly." Also disclose the unbonding period of your staked SUI and address the risks of liquidity if 81% of your treasury holdings are invested in SUI and 100% of your SUI holdings are staked.
SUI, SUI Markets and Regulation of SUI, page 34

3. We note your revised disclosure in response to prior comment 8. Please revise to disclose the current unlocked supply of SUI and the schedule related to unlocking the remaining supply. In addition, please revise to disclose the range of gas fees required for transfers on the SUI network.
      Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at
202-551-3758 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets